UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zillow, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98954A 107

(CUSIP Number)

Lloyd D. Frink

1301 Second Avenue, Floor 31

Seattle, Washington 98101

(206) 470-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 897888103	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Lloyd D. Frink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,454,297[1]
	8	SHARED VOTING POWER 6,225,848[1,2]
	9	SOLE DISPOSITIVE POWER 2,454,297[3]
	10	SHARED DISPOSITIVE POWER 7,133,978[2,4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,133,978[2,4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%[2,4,5]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes (i) 575 shares of Class A Common Stock owned directly by the Reporting and (ii) 2,453,722 shares of Class A Common Stock issuable upon conversion of 2,453,722 shares of Class B Common Stock owned directly by the Reporting Person. Excludes 658,130 shares of Class A Common Stock owned by a trust for which the Reporting is a co-trustee but over which shares the Reporting does not have voting power.
[2]	As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Zillow Voting Agreement (as defined in Item 3), the Reporting Person may be deemed to have beneficial ownership of 6,217,447 shares of Class B Common Stock (with ten (10) votes per share) and 8,401 shares of Class A Common Stock (with one (1) vote per share), representing an aggregate of 62,182,871 of the outstanding votes, which is equal to approximately 64.6% of the combined voting power of issued and outstanding shares as of July 21, 2014, based on 34,073,496 shares of Class A Common Stock and 6,217,447 shares of Class B Common Stock outstanding as of July 21, 2014. The Reporting Person expressly disclaims beneficial ownership of any shares of the Issuer’s common stock owned by Richard N. Barton and covered by the Zillow Voting Agreement
[3]	Includes (i) 575 shares of Class A Common Stock owned directly by the Reporting Person and (ii) 2,453,722 shares of Class A Common Stock issuable upon conversion of 2,453,722 shares of Class B Common Stock owned directly by the Reporting.
[4]	Includes 658,130 shares of Class A Common Stock owned by a trust for which the Reporting Person is a co-trustee.
[5]	Assumes the conversion of all outstanding shares of Class B Common Stock.

Page 2 of 8 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Zillow, Inc., a Washington corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1301 Second Avenue, Floor 31, Seattle, Washington 98101.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Lloyd D. Frink, the Vice Chairman and President of the Issuer (the “Reporting Person”), individually and as co-trustee of The Frink Descendants Trust.

The Reporting Person’s business address is c/o Zillow, Inc., 1301 Second Avenue, Floor 31, Seattle, Washington 98101.

The principal business of the Issuer is to operate real estate and home-related information marketplaces on mobile and the Web, with a portfolio of brands and products that help people find vital information about homes, and connect with real estate professionals. The Issuer offers a suite of tools and services to help real estate, mortgage, rental and home improvement professionals manage and market their businesses.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 28, 2014, the Issuer, Zebra Holdco, Inc., a Washington corporation (“HoldCo”), and Trulia, Inc., a Delaware corporation (“Trulia”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer will acquire Trulia. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) a newly-organized Washington corporation, and wholly owned subsidiary of HoldCo (“Zillow Merger Sub”), will merge with and into the Issuer (the “Zillow Merger”), with the Issuer as the surviving entity, and (ii) a newly-organized Delaware corporation, and wholly owned subsidiary of HoldCo, will merge with and into Trulia (the “Trulia Merger” and, together with the Zillow Merger, the “Mergers”), with Trulia as the surviving entity. As a result of the Mergers, both the Issuer and Trulia will become wholly-owned subsidiaries of HoldCo.

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Person and Richard N. Barton, Executive Chairman of the Issuer’s Board of Directors (“Mr. Barton”), who are also the only holders of the Issuer’s shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), entered into a voting agreement with each other (the “Zillow Voting Agreement”), which is attached hereto as Exhibit 1.02 and more fully described below, whereby, subject to the terms of such voting agreement, the Reporting Person

Page 3 of 8 Pages

and Mr. Barton agreed, among other things, to vote their shares in favor of the Merger Agreement and against any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement. In the Merger Agreement, the Issuer has agreed to undertake such actions as are necessary or advisable to cause the shares of Class B Common Stock that are subject to the Zillow Voting Agreement to be voted in accordance with the terms of such agreement.

The Zillow Voting Agreement will terminate upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms; (ii) the completion of the Mergers in accordance with the terms of the Merger Agreement; or (iii) one day prior to the one year anniversary of the date thereof.

Shared voting power and shared dispositive power with respect to the Class A Common Stock and Class B Common Stock owned by Mr. Barton may be deemed to have been acquired by the Reporting Person through execution of the Zillow Voting Agreement. The Reporting Person has not expended any funds in connection with the execution of the Zillow Voting Agreement. To the best of the Reporting Person’s knowledge, Mr. Barton was not paid consideration in connection with his execution of the Zillow Voting Agreement. Mr. Barton will receive the same consideration per share of Class A Common Stock and Class B Common Stock as other shareholders receive pursuant to the terms of the Merger Agreement.

The descriptions of the Merger Agreement and the Zillow Voting Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 1.01 and 1.02 hereto, respectively.

Item 4.	Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

As described in Item 3 above, this Schedule 13D relates to the proposed Mergers involving Trulia and the Issuer pursuant to the terms of the Merger Agreement. To induce Trulia to enter into the Merger Agreement, each of the Reporting Person and Mr. Barton entered into the Zillow Voting Agreement. The purpose of the Zillow Voting Agreement is to facilitate the consummation of the Mergers.

Pursuant to the terms of the Merger Agreement, at the effective time of the Zillow Merger (the “Zillow Merger Effective Time”), by virtue of the Zillow Merger and without any action on the part of any shareholder, (i) each share of Class A Common Stock will be converted into the right to receive one share of Class A common stock, par value $0.0001 per share, of HoldCo (“HoldCo Class A Common Stock”), and (ii) each share of Class B Common Stock will be converted into the right to receive one share of Class B common stock, par value $0.0001 per share, of HoldCo. The Merger Agreement provides that, at the Zillow Merger Effective Time, all equity awards of the Issuer as of immediately prior to the Zillow Merger Effective Time will be assumed by HoldCo.

Pursuant to the terms of the Merger Agreement, at the effective time of the Trulia Merger (the “Trulia Merger Effective Time”), by virtue of the Trulia Merger and without any action on the part of any stockholder, each share of common stock, par value 0.00001 per share, of Trulia will be converted into the right to receive 0.444 of a share of HoldCo Class A Common Stock. The Merger Agreement provides that, at the Trulia Merger Effective Time, all equity awards of Trulia as of immediately prior to the Trulia Merger Effective Time will be assumed by HoldCo.

Page 4 of 8 Pages

The Trulia Merger Effective Time is expected to occur promptly after the Zillow Merger Effective Time.

Consummation of the Zillow Merger and the Trulia Merger are each subject to customary conditions, including: (a) approval of the Merger Agreement by the Issuer’s shareholders and Trulia’s stockholders; (b) expiration or termination of the waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) absence of any applicable restraining order or injunction prohibiting the Mergers; (d) effectiveness of a registration statement on Form S-4; (e) absence of a material adverse effect with respect to each of the Issuer and Trulia; (f) accuracy of the representations and warranties of each party, subject to specified materiality thresholds; (g) performance in all material respects by each party of its obligations under the Merger Agreement; (h) authorization for listing the HoldCo Class A Common Stock on the NASDAQ Global Select Market or any other exchanges determined by HoldCo; and (i) with respect to the Issuer, the absence of certain legal proceedings that seek to restrain the Mergers or restrict the businesses of the Issuer or Trulia.

From and after the Trulia Merger Effective Time and pursuant to the Merger Agreement, (i) the directors of Zillow Merger Sub at the Zillow Merger Effective Time will be the directors of Zillow Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, (ii) the officers of Zillow at the Zillow Merger Effective Time will be the officers of the Zillow Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, (iii) the articles of incorporation of Zillow Merger Sub will be the articles of incorporation of the Zillow Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law and (iv) the by-laws of Zillow Merger Sub will be the by-laws of the Zillow Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

In addition, as of the effective time of the Zillow Merger, the board of directors of HoldCo will elect as directors of the HoldCo board the eight persons who are members of the Zillow board of directors immediately prior to the effective time of the Zillow Merger and two members of the Trulia board of directors who are mutually agreed to by Trulia and Zillow (the “Trulia Board Designees”), to hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. One of the Trulia Board Designees will be included in the class of directors of the HoldCo board of directors whose term expires in 2016, and one of the Trulia Board Designees shall be included in the class of directors of the HoldCo board of directors whose term expires in 2017.

As promptly as practicable after the Zillow Merger Effective Time, HoldCo will cause the Class A Common Stock to (a) be delisted from the NASDAQ Global Select Market and (b) deregistered under the Act. As a result, there will be no public market for such shares and the Issuer’s reporting obligations under the Act will be suspended and/or terminated.

Except as set forth in this Schedule 13D and in connection with the Mergers described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 5 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) The Reporting Person is not entitled to any rights as a shareholder of the Issuer as to the shares of Class A Common Stock or Class B Common Stock owned by Mr. Barton and covered by the Zillow Voting Agreement, except as expressly provided in the Zillow Voting Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Person that he is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any shares of Class A Common Stock or Class B Common Stock owned by Mr. Barton in connection with the Zillow Voting Agreement.

Except as set forth in this Item 5, the Reporting Person does not beneficially owns any shares of Class A Common Stock or have the right to acquire any shares of Class A Common Stock.

(c) Except as set forth in this Item 5, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past sixty (60) days.

(d) To the best of the Reporting Person’s knowledge, no person (other than Mr. Barton, with respect to any shares of the Issuer’s common stock owned by Mr. Barton and covered by the Zillow Voting Agreement, and the co-trustee of The Frink Descendants Trust, with respect to the shares of Class A Common Stock owned by The Frink Descendants Trust) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Class A Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name

1.01	Agreement and Plan of Merger, dated July 28, 2014, among Zillow, Inc., Zebra Holdco, Inc. and Trulia, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Zillow, Inc. with the SEC on July 29, 2014).

Page 6 of 8 Pages

1.02	Voting Agreement, between Richard N. Barton and Lloyd D. Frink, dated July 28, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Zillow, Inc. with the SEC on July 29, 2014).

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 6, 2014

/s/ Lloyd D. Frink
Lloyd D. Frink

[Signature Page to Schedule 13D]